Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Income Statement
For the Twelve months ending December 31, 2020, and 2019
Unaudited

	January 1, 2020 to December 31, 2020		January 1, 2019 to December 31, 2019	
Gross Sales	$	103,237	$	226,392
Less: Returns		6,301		16,143
Net Sales	$	96,936	$	210,248
Cost of Goods Sold		40,524		87,800
Gross Profit		56,412		122,448
Expenses				
Sales & Marketing		22,448		72,172
Shipping & Delivery Expense		22,747		47,947
General, & Admin		31,722		43,354
Development Costs		-		705
Total Expenses		76,917		164,177
Earnings (Loss) Before Interest and Taxes		(20,505)		(41,729)
Interest Expense		4,899		2,494
Tax Expense		-		-
Net Income (Loss)	$	(25,404)	$	(44,223)